FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 3 DATED SEPTEMBER 29, 2011
TO THE PROSPECTUS DATED AUGUST 10, 2011

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2011 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 1 dated August 10, 2011 and supplement no. 2 dated August 15, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of the Westway II Building; and

•	information regarding our indebtedness.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of September 23, 2011, we had raised aggregate gross offering proceeds of approximately $161.3 million from the sale of approximately 6.5 million shares in this offering, including shares sold under our distribution reinvestment plan.

Property Acquisition

On September 28, 2011, we purchased a ten-story office building containing approximately 242,000 square feet (the "Westway II Building") for approximately $70.3 million, exclusive of closing costs and net of $4.2 million of adjustments. The purchase of the Westway II Building was funded with proceeds from our $300.0 million secured revolving credit facility and proceeds raised from this offering. The Westway II Building was built in 2009 and is located on approximately 4.74 acres of land in Houston, Texas. The Westway II Building was purchased from Dienna Nelson Augustine Company, which is not affiliated with us, our advisor, or an affiliate of our advisor.

The Westway II Building is currently 100% leased to four tenants and anchored by GE Oil & Gas, Inc. (“GE Oil & Gas”), a subsidiary of GE Energy. GE Oil & Gas is a provider of advanced technology equipment and services for the oil and gas industry. The Westway II Building is the world headquarters of GE Oil & Gas, which leases approximately 76% of the building.

The current aggregate annual effective base rent for 2011 is approximately $4.0 million. The current weighted-average rental rate over the lease term is approximately $16.26 per square foot. The current weighted-average remaining lease term is approximately eight years. GE Oil & Gas has the right to extend the term of its leases for either (i) one additional ten-year renewal period or (ii) two additional five-year renewal periods, at the then-current market rate.

The average occupancy rate for the Westway II Building during each of the last two years was as follows:

Year	Average Occupancy Rate
2009	65%
2010	72%

The average effective annual rental rate per square foot, calculated as the annualized base rental rate divided by leased square feet, for each of the last two years for the Westway II Building was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2009	$20.18
2010	$22.06

The table below sets forth a schedule for expiring leases for the Westway II Building by square footage and by annualized base rent in the year of expiration.

Year	Number of Leases Expiring (1)	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Leased Rentable Square Feet Expiring
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	1	$151,080	2.6%	6,295	2.6%
2019	2	$4,061,163	70.6%	178,052	73.5%
2020	—	—	—	—	—
Thereafter	3	$1,539,567	26.8%	58,027	23.9%
(1) GE Oil & Gas has three separate leases with staggered expirations.

Based on the current condition of the Westway II Building, we do not believe it will be necessary to make significant renovations to the Westway II Building. Our management believes that the Westway II Building is adequately insured.

Information Regarding Our Indebtedness

As of September 28, 2011, our debt-to-gross-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 44%. As of September 28, 2011, we had total outstanding indebtedness of approximately $107.8 million, which consisted of approximately $71.8 million drawn from a $300.0 million secured revolving credit facility, a $24.9 million mortgage loan with PNC Bank, National Association that matures on June 27, 2014, which we refer to as the Technology Way Loan, and an $11.1 million mortgage loan with Jackson National Life Insurance Company that matures on November 1, 2012, which we refer to as the Royal Ridge V Loan.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated August 10, 2011, supplement no. 1 dated August 10, 2011, supplement no. 2 dated August 15, 2011 and supplement no. 3 dated September 29, 2011.

Supplement no. 1 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	experts information; and

•	information incorporated by reference.

Supplement no. 2 includes:

•	limits on the consideration to be paid in a possible internalization transaction;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2011, filed on August 15, 2011; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2011, as filed in our Quarterly Report on Form 10-Q, filed on August 15, 2011.

Supplement no. 3 includes:

•	the status of the offering;

•	the acquisition of the Westway II Building; and

•	information regarding our indebtedness.